Exhibit 99.1
SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the three months ended December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release, which includes this MD&A describes our expectations on March 30, 2005. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements.

The Corporation has restated its second quarter interim financial statements and MD&A for the three and six months ended June 30, 2004, and its third quarter interim financial statements and MD&A for the three and nine months ended September 30, 2004 to reflect adjustments made during those related periods. Refer to note 13 of the restated third quarter interim financial statements as at September 30, 2004 for a complete explanation of the amendments. These restatements had no bearing on the financial results of the Corporation for the years ended December 31, 2004 and 2003.

SR Telecom’s consolidated financial statements have been prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles). There are several differences between US GAAP and Canadian GAAP, some of which can yield material differences in reported data. For the US GAAP reconciliation, see note 32 to the accompanying audited consolidated financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•
On March 21, 2005, SR Telecom announced that it had received follow-on purchase orders valued at approximately $4 million of SR500 from Sonatel, the national telecommunications provider in Senegal as part of a universal access program. Deliveries are scheduled to commence in the second quarter of 2005.

•
On February 14, 2005, SR Telecom engaged Genuity Capital Markets to act as financial advisor and investment banker to assist the Corporation in its refinancing activities. Since its engagement, Genuity and the Corporation have commenced and are continuing discussions with a restricted group of debenture holders as well as with a possible investor with respect to a potential re-capitalization of the Corporation. There can be no assurance that an agreement can be reached with respect to the re-capitalization or that such re-capitalization can be concluded on terms satisfactory to the Corporation.

•
On February 14, 2005, SR Telecom reached an agreement with the lenders of Comunicacion y Telefonia Rural S.A. (CTR), its service provider subsidiary in Chile. Pursuant to the agreement, CTR’s lenders have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to March 31, 2005. Subsequently, on March 30, 2005, CTR’s lenders agreed to extend the waiver until April 22, 2005.

•
On January 26, 2005, SR Telecom announced it had taken steps to reduce its costs in order to align them with the current level of business activity and laid-off 127 employees on a temporary basis. The Corporation expects to recall employees as soon as production returns to normal volumes. SR Telecom expects that its results for the first quarter of fiscal 2005 will be impacted by a reduction in the availability of supplier credit, which has slowed raw material purchases and production.

•
On January 26, 2005, SR Telecom announced follow-on orders for an additional 15 angel base stations from Siemens for the ongoing Telefonica TRAC project. Telefonica, a leading international telecommunications operator, selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain. The TRAC initiative will deliver high quality voice and high-speed data to suburban and rural areas throughout the country. The entire TRAC project calls for approximately 475 base stations. Deliveries of the current order were completed during the first quarter of fiscal 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
On January 26, 2005, SR Telecom announced that its airstar product was selected by Teleunit S.P.A, a major Italian telecommunications operator, for the deployment of its Broadband Fixed Wireless Access network in the Tuscany region. The total value of the current phase of this project, which marks the first extension of Teleunit’s initial roll-out of airstar systems, is approximately $1.2 million. Further expansions of the WLL infrastructure in the Tuscany and Marche regions of Central Italy are expected to take place throughout 2005.

•
On January 19, 2005, SR Telecom received new orders valued at approximately $1 million from PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia. These add-on orders are for a project initiated in September 2003. Lintasarta has selected airstar wireless broadband solution to provide ATM, frame relay and clear channel services to its customers in the Java, Kalmantan and Sulawesi regions of Indonesia. With these orders, Lintasarta will add airstar base stations and Customer Premises Equipment to its growing network of airstar systems. Deliveries have commenced.

•
On January 19, 2005, SR Telecom announced the receipt of purchase orders valued at approximately $10 million from a major telecommunications operator in Latin America. These orders are part of a previously announced frame contract under which the operator selected SR500 family of fixed wireless access systems. Deliveries are scheduled to take place in the first half of 2005.

•
On December 21, 2004, SR Telecom announced that its symmetry Broadband Fixed Wireless Access system, the industry’s first OFDMA-WiMAX-ready platform, was selected by Telecom Fiji Limited, the national service provider in Fiji, as part of a commercial initiative to bring voice and broadband access services to certain areas of the country. Deliveries have commenced .

•
On December 16, 2004, SR Telecom received new orders valued at approximately $7 million for its swing fixed wireless access system product from ONATEL (Office Nationale des Telecommunications), a national exchange carrier in Burkina Faso for an urban telecommunication development project. This is the third phase of a network expansion project that was initiated in 2003. Deliveries have commenced.

•
On December 14, 2004, SR Telecom received follow-on orders from a leading South American telecommunication service provider for its airstar Broadband Fixed Wireless Access system. The orders are part of a previously announced agreement that extends over three years and is valued at approximately US$20 million. To date, SR Telecom has received orders totaling approximately US$2.6 million.

•
On December 13, 2004, SR Telecom announced an agreement with Telstra, Australia’s leading telecommunications and information service provider, which confirms SR Telecom’s key supplier relationship with Telstra. As part of the agreement, SR Telecom will provide maintenance and support services for Telstra’s extensive network of swing fixed wireless access systems. The initial maintenance and support period extends until July 2007 and is valued at approximately $10 million.

•
On November 22, 2004, SR Telecom announced that its symmetry Broadband Fixed Wireless Access platform was selected by Telmex Argentina for a broadband data and voice network across Argentina. This is the first contract win for symmetry. Deliveries have commenced.

•
In early November 2004, SR Telecom launched the industry’s first OFDMA-based WiMAX-ready platform, symmetry. An evolution of SR Telecom’s proven angel product technology, symmetry encompasses the key technologies outlined in the latest draft of the 802.16e standard, including OFDMA, diversity, and space-time coding. Additionally, it can be immediately deployed to deliver carrier-class voice and broadband data services.

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Going Concern Uncertainty

The Corporation’s $71.0 million debentures become due and payable on April 22, 2005. Currently the Corporation is involved in activities aimed at refinancing these debentures in whole or in part or extending their maturity date. If these negotiations are unsuccessful, the Corporation would need to look at alternative methods to re-capitalize its balance sheet. SR Telecom is also attempting to raise additional working capital to operate the business. If the Corporation cannot successfully negotiate a refinancing transaction and can find no alternative means to refinance its balance sheet, the Corporation may have no choice but to seek protection from its creditors.

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Coporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Corporation’s losses for the current and prior years, negative cash flows, significant deficiency in working capital, reduced availability of supplier credit, and the breach of a number of its long-term debt covenants and undertakings and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities in the ordinary course of business are subject to significant uncertainty.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Management’s on-going plans with respect to the significant uncertainties described above are as follows:
1.	Continuing discussions with its lenders in respect of its non-compliance with its debt covenants, repayment terms, waivers and/or modifications thereto;
2.	Seeking of additional financing;
3.	Continuing the restructuring of the operations to reduce expenses, and;
4.	Securing new sales orders.

Management believes that with the above plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is substantial uncertainty about the Corporation’s ability to successfully conclude on the matters.

Adoption of New Accounting Policies

Asset Retirement Obligation

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation’s results of operations or financial position.

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2004, the Corporation adopted the transitional provisions of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the transitional provisions of this recommendation, compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1, 2002 in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or “turnkey” contracts. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

Assessment of Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangibles assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, is measured by management on an ongoing basis, by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

Three months ended December 31, 2004 versus three months ended December 31, 2003

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2004	2003
Revenue	100%	100%
Cost of revenue	82%	52%
Gross profit	18%	48%
Agents commissions	5%	-%
Selling, general and administrative expenses	69%	50%
Research and development expenses, net	45%	17%
Restructuring, asset impairment and other charges	-%	8%
Total operating expenses	119%	75%
Operating loss	(101%)	(27%)
Interest expense, net	(8%)	(3%)
Gain on repurchase of debentures	-%	3%
Gain (loss) on foreign exchange	3%	(5%)
Income tax expense	(66%)	-
Net loss	(172%)	(32%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three months ended December 31, 2004 and 2003:

	Revenue		Percent of
	(in thousands)		Wireless Revenue
	2004	2003	2004	2003
Europe, Middle East and Africa	7,214	14,671	35%	39%
Asia	5,575	15,098	27%	40%
Latin America	4,095	3,505	20%	9%
Other	3,592	4,744	18%	12%
	20,476	38,018	100%	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue in Europe, Middle East and Africa in percentage terms and dollar terms decreased in the fourth quarter of 2004 to 35% or $7.2 million from 39% or $14.7 million in the fourth quarter of 2003. A large part of this decrease relates to non-recurring equipment sales to the Sudan in the fourth quarter of 2003. Revenue decreased in Asia in dollar terms from $15.1 million to $5.6 million and decreased in percentage terms from 40% to 27% for the three months ended December 31, 2004 compared to the same quarter of the previous year. The decrease in revenue in Asia is partially attributable to larger sales in the Philippines and Thailand in 2003 compared to 2004. Revenue in Latin America as a percentage of wireless revenue increased from 9% in the fourth quarter of 2003 to 20% in the fourth quarter of 2004 primarily due to increased sales to a customer in Mexico in the fourth quarter of 2004.

For the three months ended December 31, 2004, there are no customers whose revenue comprised more than 10% of wireless revenue. Revenue from customers that comprised more than 10% of wireless revenue for the three months ended December 31, 2003 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2003	2003
Department of Transport and Communications of the Philippines	4,355	11%

Revenue

For the quarter ended December 31, 2004, equipment revenue decreased to $14.8 million compared to $28.1 million for the quarter ended December 31, 2003. The decrease in revenue in the fourth quarter of 2004 compared to the fourth quarter of 2003 is a result of delays in receiving purchase orders from key customers, timing issues related to the delivery of equipment, the effect of reduced supplier credit, as well as a decrease in overall sales volumes. Service revenue decreased to $5.7 million for the quarter ended December 31, 2004 compared to $9.9 million for the quarter ended December 31, 2003. This was the result of significant services revenue realized on projects in their final stages in the fourth quarter of 2003, which were not replicated in 2004. During 2004, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its’ longstanding customers. The Corporation believes that these frame contracts will result in significant additional revenue in 2005, but does not expect revenue to improve substantially in the first half of 2005. The Corporation expects that revenue in the first quarter of 2005 will be less than the revenue levels experienced in the fourth quarter of 2004, due to decreased availability of supplier credit and delays in receiving purchase orders caused by the uncertainty associated with the Corporation’s financial position.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 18% for the three months ended December 31, 2004 from 48% for the three months ended December 31, 2003. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms decreased to $2.4 million in the current quarter of 2004 from $13.2 million in the fourth quarter of 2003. Equipment gross profit as a percentage declined to 16% in the fourth quarter of 2004 compared to 47% in the fourth quarter of 2003. The decrease in gross profit percentage resulted from an increase in under-absorbed overhead costs related to lower manufacturing volumes than expected, variations in sales mix with increased lower margin product sales, and the effect of the strengthening of the Canadian dollar compared to the US dollar.

Services gross profit as a percentage decreased to 23% in the fourth quarter of 2004 from 49% in the fourth quarter of 2003. The decrease in services gross profit is due to an accrual of $1.4 million for expected losses on a long-term contract in Asia, which has now been completed. There are no additional losses expected on this contract.

The Corporation does not expect to see an improvement in gross profit in the first quarter of 2005 due to expected lower manufacturing volumes that will occur in this period.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent commissions as a percentage of revenue increased to 5% or $1.0 million in the three months ended December 31, 2004 from $nil in the three months ended December 31, 2003. The jurisdiction and equipment mix changed significantly since the fourth quarter of 2003 and during the year in 2004, partly due to the addition of the airstar and angel product lines. Commissions as a percentage of revenue are expected to remain stable in the first quarter of 2005 compared to the current quarter.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased to $14.1 million for the three months ended December 31, 2004, compared to $18.8 million for the same period in 2003. This was primarily due to the effects of the restructuring that was implemented in the second and third quarters of 2004, in particular the closure of the Redmond facility in July of 2004. The benefits of the restructuring were partially offset by a provision of $1.9 million related to an account receivable in the Middle East, the effect of eliminating the expected sub-lease revenue of $1.6 million on the US operating lease and a provision of $0.9 million related to an offer of settlement of a litigation. The SG&A expense to revenue ratio increased to 69% in the fourth quarter of 2004 compared to 50% in the fourth quarter of 2003 due to a lower revenue base. The Corporation’s restructuring plan was completed in the fourth quarter of 2004. In the first quarter of 2005, the Corporation expects that SG&A expenses will be lower than the levels realized in the fourth quarter of 2004 due to the cost cutting measures the Corporation implemented in January of 2005 and the non-recurring charges effected in the fourth quarter of 2004.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

Research and development expenses on a comparable basis increased by $2.6 million to $9.2 million for the three months ended December 31, 2004 from $6.6 million for the three months ended December 31, 2003. The increase is primarily due to a $4.2 million adjustment to the utilization of the federal investment tax credits (a write-down of the carrying value of the investment tax credit balance) as management has determined that there is insufficient evidence of reasonable assurance that this amount will be realized within the remaining life of the investment tax credits. The increase is offset by the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation’s restructuring plan was completed in the fourth quarter of 2004. In the first quarter of 2005, the Corporation expects that research and development expenses will be lower than the levels realized in the fourth quarter of 2004 due to the completion of certain projects, coupled with the cost cutting measures the Corporation implemented in January of 2005.

Restructuring, Asset Impairment and Other Charges

Additional restructuring, asset impairment and other charges of $0.1 million were incurred in the fourth quarter of 2004 primarily relating to the disposal of additional redundant equipment in our France operations.

For the quarter ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges of $1.7 million were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated, including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The asset write-off of $1.4 million relates to the discontinuation of research and development on the shift product line. The write-off occurred in the third quarter of 2003 and was included in research and development expenses, however, in the fourth quarter of 2003, the amount was re-classed to restructuring, asset impairment and other charges.

Interest Expense

Interest expense was $1.6 million for the three months ended December 31, 2004 compared to $1.3 million for the three months ended December 31, 2003. The interest expense in the wireless segment predominantly relates to the interest paid on SR Telecom’s senior unsecured debentures of $71.0 million, due in April 2005 and bearing interest at 8.15%. The decrease in interest expense in the fourth quarter of 2003 is due to the forgiveness of interest payable relating to a government program. Going forward, in the first quarter of 2005, the Corporation expects interest expense to be similar to that experienced in the fourth quarter of 2004 and subsequently dependent on the results of the current refinancing activities.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Gain on Repurchase of Debentures

For the quarter ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures.

Foreign Exchange

SR Telecom’s trade receivables are primarily in US dollars and Euros. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange gain of $0.6 million for the three months ended December 31, 2004, compared to a foreign exchange loss of $1.8 million in the three months ended December 31, 2003. The fluctuation in foreign exchange, from a loss in the fourth quarter of 2003 to a gain in the fourth quarter of 2004, was the result of the collection of significant US dollar receivables at the end of the third quarter of 2004. The amount of US dollar payables and other liabilities did not change significantly resulting in a foreign exchange gain. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. The income tax provision is also affected by the geographic distribution of the earnings mix. During the fourth quarter of 2004, management determined that an increase in the valuation allowance for the future income tax assets was appropriate as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation. Consequently, income tax expense was $13.4 million in the fourth quarter of 2004, and in the fourth quarter of 2003 income tax recovery was $0.1 million. At the beginning of the third quarter of 2003, the Corporation ceased recognizing additional tax assets.

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and the access charge increases will also contribute to this objective.

Revenue

CTR experienced an increase in revenue to $4.3 million for the three months ended December 31, 2004, from $3.6 million for the three months ended December 31, 2003. Net revenues in Chilean peso terms was 2,098 million pesos for the fourth quarter of 2004 and 1,726 million pesos for the fourth quarter of 2003, an increase of 372 million pesos or 22%. The increase is attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative. In peso terms, revenues are expected to increase in the first quarter of 2005 due to the effect of the increase in access charges and the continuing rollout of the Corporation’s new urban initiative and an application of the increased tariffs to the company’s satellite network.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses decreased to $4.4 million for the three months ended December 31, 2004 from $5.4 million for the three months ended December 31, 2003. Operating expenses decreased to 1,959 million pesos for the current quarter, from 2,203 million pesos for the same quarter of the prior year. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the first quarter of 2005 as was experienced in the fourth quarter of 2004.

Restructuring, Asset Impairment and Other Charges

For the quarter ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Interest Expense

Interest expense for the three months ended December 31, 2004, has decreased slightly to $0.6 million from $0.7 million for the same period in 2003, primarily due to the effect of reduced debt. Assuming U.S. rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in 2005 due to lower amounts of debt outstanding and subsequently dependent on the results of the current refinancing activities.

Foreign Exchange

The foreign exchange gain of $2.4 million for the three months ended December 31, 2004 compared to the foreign exchange gain of $2.6 million for the three months ended December 31, 2003, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $8.5 million of the future income tax assets of CTR was appropriate, as a result of the significant uncertainties surrounding the future prospects of the Corporation.

For the years ended December 31, 2004 versus December 31, 2003 and 2002

The following table outlines the breakdown of revenues by segments:

Years Ended December 31,
	2004	2003	2002
Wireless Telecommunication Products Business Segment	85.0%	89.0%	91.9%
Telecommunications Service Provider Business Segment	15.0%	11.0%	8.1%

In 2004, Wireless Telecommunications Products revenue (“wireless revenue”) decreased as a percentage of total revenue to 85.0% from 89.0% in 2003. This decrease results from an overall decline in wireless products revenue related to services in 2004 compared to an increase experienced in Telecommunications Service Provider revenue due to increased access tariffs approved in 2004. The decline in wireless revenue to 89.0% of total revenue in 2003 from 91.9% of total revenue in 2002 resulted from a sharper decline in wireless products revenue compared to a more modest decline in Telecommunications Service provider revenue. The Telecommunications Service Provider revenue as a percentage of total revenue increased to 15.0% in 2004 from 11.0% in 2003 and 8.1% in 2002.

Wireless Telecommunications Products Business Segment

(in 000’s)	2004					2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	21,600	31,559	31,717	20,476	105,352	25,964	27,039	22,796	38,018	113,817	40,559	45,291	48,079	47,100	181,029
Cost of revenue	13,882	18,348	20,831	16,783	69,844	13,987	13,573	13,471	19,971	61,002	20,350	23,735	22,862	22,369	89,316
Gross profit	7,718	13,211	10,886	3,693	35,508	11,977	13,466	9,325	18,047	52,815	20,209	21,556	25,217	24,731	91,713
Gross profit percentage	36%	42%	34%	18%	34%	46%	50%	41%	47%	46%	50%	48%	52%	53%	51%
Operating (loss) income	(13,324)	(21,283)	(10,373)	(20,759)	(65,739)	(5,122)	(4,259)	(13,075)	(10,441)	(32,897)	2,020	1,423	3,318	(2,250)	4,511
Net loss (income)	(15,106)	(21,414)	(5,477)	(35,128)	(77,125)	(7,869)	(7,229)	(14,988)	(12,202)	(42,288)	176	(2,494)	2,608	(4,175)	(3,885)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

	Percent of Revenue
	2004	2003	2002
Revenue	100%	100%	100%
Cost of revenue	66%	54%	49%
Gross profit	34%	46%	51%
Agents commissions	5%	3%	8%
Selling, general and administrative expenses	47%	45%	26%
Research and development expenses, net	29%	24%	12%
Restructuring, asset impairment and other charges	15%	3%	3%
Total operating expenses	96%	75%	49%
Operating (loss) income	(62%)	(29%)	2%
Interest expense, net	(5%)	(5%)	(3%)
Gain on repurchase of debentures	-%	1%	-
Gain on sale of long-term investment	3%	-	-
Gain on settlement of claim	4%	-	-
Loss on foreign exchange	-	(9%)	(1%)
Income tax (expense) recovery	(13%)	5%	-
Net loss	(73%)	(37%)	(2%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the years ended December 31, 2004, 2003 and 2002:

	Revenue
	(in 000’s)			Percent of Wireless Revenue
	2004	2003	2002	2004	2003	2002
Europe, Middle East and Africa	50,519	51,468	80,871	48%	45%	45%
Asia	31,722	41,293	86,125	30%	37%	48%
Latin America	11,648	11,712	7,833	11%	10%	4%
Other	11,463	9,344	6,200	11%	8%	3%
	105,352	113,817	181,029	100%	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms increased to 48% in 2004 in comparison to 45% in 2003 and 2002. In dollar terms, 2004 revenue declined slightly from that experienced in 2003. In 2003, as compared to 2002, revenue decreased in dollar terms due to a decline in shipments for large turnkey projects to the region, where two new contracts in Saudi Arabia had been signed by the Corporation in 2002. Sales to Asia also declined in 2004 as compared to 2003 and 2002, due to the result of large contracts with Telstra Corporation Limited, the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003. Revenue in Latin America as a percentage of wireless revenue slightly increased to 11% in 2004 as compared to 10% in 2003 and increased from 4% in 2002. This increase in dollar and percentage terms, for the twelve-month period ended December 31, 2004 and 2003 as compared to the twelve-month period ended December 31, 2002 is a result of sales of SR Telecom’s newly acquired airstar product line to the region.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the year ended December 31, 2004, there are no customers whose revenue comprised more than 10% of wireless revenue.

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2003 is as follows:

	Revenue	Percent of
	(in 000’s)	Wireless Revenue
	2003	2003
Telstra Corporation Limited	15,766	14%

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2002 is as follows:

	Revenue	Percent of
	(in 000’s)	Wireless Revenue
	2002	2002
Saudi Telecom Company	31,295	17%
Telstra Corporation Limited	32,881	18%
	64,176	35%

Revenue

For the year ended December 31, 2004, revenue decreased to $105.4 million from the $113.8 million for the year ended December 31, 2003. This decline is primarily the result of a $7.9 million decrease in service revenue in 2004 compared to 2003. This decline resulted from the fact that there were significant service revenues resulting from a turnkey project in Asia in the prior year. Equipment revenues showed only a modest decline with $85.1 million in equipment revenue in 2004 as compared to $85.7 million in equipment revenue in 2003. For the year ended December 31, 2003, revenue decreased to $113.8 million from $181.0 million for the year ended December 31, 2002. This resulted from a decline in both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003.

Gross Profit

Gross profit as a percentage of revenue decreased to 34% for the year ended December 31, 2004, from 46% for the year ended December 31, 2003 and from 51% for the year ended December 31, 2002. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 33% in 2004 from 48% in 2003. Equipment gross profit also declined in dollar terms from $40.7 million in 2003 to $28.3 million in 2004. The decrease in equipment gross profit percentage was the result of increased sales of angel and airstar, which have lower margins than our traditional SR500 and swing product lines. Further, fluctuations in the timing of orders resulted in increased under-absorbed overhead costs in 2004. Services gross profit decreased to 35% for 2004 compared to 43% in 2003.

Equipment gross profit declined to 48% in 2003, from the 59% levels experienced in 2002. This decrease resulted from variations in sales mix including sales of lower margin products such as angel and airstar, and is also due to an increase in under-absorbed overhead costs in 2003. Services gross profit increased to 43% in 2003 from 14% in 2002 as better margins were experienced on product repairs as well as positive contributions from renegotiations of certain services on turnkey projects.

Agent Commissions

Agent commissions as a percentage of revenue increased to 5% of revenue or $5.5 million in 2004 from 3% or $3.3 million in 2003. This increase is a function of a change in sales mix. The jurisdiction and equipment mix changed significantly since 2003 with the addition of the airstar and angel product lines. Agent commissions as a percentage of revenue decreased to 3% or $3.3 million in the twelve-months ended December 31, 2003 from 8% or $13.9 million in the twelve-months ended December 31, 2002. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased to $49.7 million for the year ended December 31, 2004, compared to $52.2 million in 2003. Selling, general and administrative expenses increased to $52.2 million for the year ended December 31, 2003, compared to $47.1 million for the year ended December 31, 2002. SG&A decreased during 2004 due to cost reduction efforts put in place by the Corporation along with the restructuring that took place in the second and third quarters of 2004. The increase in 2003 and in the early part of 2004 was due to the inclusion of Netro, which resulted in an approximate increase of $6.1 million in SG&A expense in the four-month period from its acquisition in September of 2003 to December of 2003. The increase during this period was partially offset by cost reductions achieved as a direct result of restructuring efforts implemented in 2003.

Research and Development Expenses

Research and development expenses increased to $30.2 million for the year ended December 31, 2004, from $27.2 million for the year ended December 31, 2003. The increase is primarily due to a $4.2 million adjustment to the utilization of the federal investment tax credits (a write-down of the carrying value of the investment tax credit balance) as management has determined that there is insufficient evidence of reasonable assurance that this amount will be realized within the remaining life of the investment tax credits. The increase is offset by the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation’s restructuring plan was completed in the fourth quarter of 2004. Research and development expenses on a comparable basis increased to $27.2 million in 2003 from $21.3 million in 2002. The increase is due to additional research and development costs of $3.6 million incurred as a result of the acquisition of Netro and a reduction in the amount of investment tax credits being recognized that offset research and development expense. As of July 1, 2003, the Corporation has ceased the recognition of further federal investment tax credits since there is limited assurance that these credits would be realized in the near term.

Restructuring, Asset impairment and Other Charges

For the year ended December 31, 2004, restructuring, asset impairment and other charges of $15.9 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. The costs are comprised primarily of severance and termination benefits, the write-off of specific inventory and other assets, accrued lease charges and operating costs related to redundant facilities in the US as well as losses on the sale of redundant equipment. In total, 86 employees were terminated including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1.1 million and deferred charges of $0.3 million in the second quarter of 2004.

For the year ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The write off of the assets of $1.4 million relates to the discontinuation of research and development on the shift product line.

For the year ended December 31, 2002, restructuring charges of $4.9 million were accrued. These charges were also composed primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations and lease cancellation costs relating to the closure of a research and development site in Montreal. In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees, and 12 general and administrative employees.

Interest Expense

Interest expense was $5.3 million for the year ended December 31, 2004 compared to $5.7 million for the year ended December 31, 2003, and $6.2 million for the same period in 2002. The decrease in interest expense in 2004 as compared to 2003 relates primarily to the repayment of bank indebtedness in 2004 and 2003, and the effect of interest income generated from investments made with the proceeds of the public offering and private placement in 2004. The decrease in interest expense in 2003 as compared to 2002 is mainly due to the forgiveness of interest payable relating to a government program.

Gain on Sale of Long-Term Investment

In September of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of acquisition.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Gain on Settlement of Claim

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory by SR Telecom, where US$2.0 million was paid on August 27, 2004. The remainder will be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004. The Corporation has not met its February 2005 payment obligation. Solectron has served a judicial citation for US$1.45 million on March 11, 2005. The Corporation has 30 days to appeal and is currently exploring its options with legal counsel.

Gain on Repurchase of Debentures

For the year ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures. There were no debentures repurchased in 2004.

Foreign Exchange

The Corporation had a foreign exchange loss of $nil for the year ended December 31, 2004, compared to a foreign exchange loss of $10.0 million for the year ended December 31, 2003. In 2004, the Corporation realized losses on the fluctuation in the value of its US dollar receivables. These losses were reduced when the Corporation collected a significant portion of its US dollar receivables in the third quarter of 2004. The losses were further offset by an increase in the Corporation’s outstanding US dollar payables. For the year ended December 31, 2003, the Corporation experienced foreign exchange losses of $10.0 million compared to $2.0 million for the year ended December 31, 2002. This resulted from the fluctuation in the value of the Canadian dollar compared to the US dollar and the Euro. The revaluation of the Corporation’s US dollar denominated accounts receivable and cash balances is the main reason for the increase.

Income Taxes

The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. In the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry-forward benefits, resulting in no tax recovery in 2004 compared to 2003 and 2002. During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $13.2 million for the future income tax assets was appropriate, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation.

Backlog

Backlog at the end of 2004 stood at $9.5 million, the majority of which was delivered in the first quarter of 2005, down from $27 million at the end of 2003 and from $82 million at the end of 2002. Backlog at March 30, 2005 stood at $10.7 million. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past and only includes purchase orders received for committed deliveries. Currently, significant orders are expected to be generated under certain large frame contracts as well as increased activity in a number of SR Telecom’s markets. However, the timing of these orders cannot be identified with certainty.

Telecommunication Service Provider Business Segment

(in 000’s)	2004					2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	4,607	5,039	4,660	4,278	18,584	3,637	3,567	3,247	3,613	14,064	4,905	3,736	3,531	3,702	15,874
Operating expenses	4,866	4,760	4,646	4,398	18,670	5,515	4,927	5,753	5,991	22,186	6,179	5,498	5,515	5,318	22,510
Operating (loss) income	(259)	279	14	(120)	(86)	(1,878)	(1,360)	(2,506)	(2,378)	(8,122)	(1,274)	(1,762)	(1,984)	(1,616)	(6,636)
Net (loss) income	(1,779)	(1,966)	1,494	(6,758)	(9,009)	1,188	2,249	(3,905)	(1,999)	(2,467)	(2,784)	(896)	(6,305)	(7,015)	(17,000)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

CTR revenue for the year ended December 31, 2004, increased to $18.6 million from $14.1 million for the year ended December 31, 2003. In peso terms, revenue increased to 8,738 million pesos in 2004 from 6,917 million pesos in 2003. The increase is attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative. CTR experienced a decline in revenue to $14.1 million in the year ended December 31, 2003, from $15.9 million in the year ended December 31, 2002. Revenue had been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in Chilean peso terms in 2003, was 6,917 million pesos compared to 6,951 million pesos in 2002.

Operating Expenses

Operating expenses, net of restructuring asset impairment and other charges, decreased to $18.7 million in 2004 from $21.6 million in 2003. In Chilean pesos, operating expenses decreased to 8,132 million pesos from 9,175 million pesos in 2003. The decrease in operating expenses relates to continued operational efficiencies and cost reductions enacted in CTR. Operating expenses decreased to $21.6 million in 2003 from $22.5 million in 2002. Operating expenses actually increased to 9,175 million pesos for the twelve-months ended December 31, 2003, from 8,616 million pesos in the twelve-months ended December 31 2002. The amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Also, operational efficiencies and cost reductions enacted in 2003 by CTR were offset by non-recurring consulting expenses.

Restructuring, Asset Impairment and Other Charges

For the year ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

Interest Expense

Interest expense for the year ended December 31, 2004, has decreased to $2.7 million from $3.2 million in 2003 and from $5.9 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

Loss on Change in Ownership in Subsidiary Company

On June 30, 2001, CTR acquired VSAT-based telecommunications assets totaling $14.6 million from Gilat-To-Home Chile in exchange for 13% of CTR’s issued and outstanding common shares. The reduction in ownership of CTR resulted in a gain on dilution of $9.4 million. During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $4.0 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management’s best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

The foreign exchange gain of $2.3 million in 2004 and $11.1 million in 2003, compared to the foreign exchange loss of $0.5 million in 2002, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $8.5 million of the future income tax assets of CTR was appropriate, as a result of the significant uncertainties surrounding the future prospects of the Corporation.

Consolidated Basic and Diluted Loss per Share

	2004					2003					2002					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Basic and diluted net loss per share	(1.23)	(1.33)	(0.23)	(2.38)	(5.17)	(1.21)	(0.90)	(2.60)	(1.36)	(6.21)	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Liquidity and Capital Resources

	December 31,	December 31,	December 31,
(in 000’s)	2004	2003	2002
Total assets	227,624	289,775	320,805
Bank indebtedness	-	3,000	10,000
Long-term liability	1,810	1,939	-
Lease liability	8,620	12,808	-
Debentures	71,000	71,000	75,000
Long-term project financing	35,585	45,232	64,760
Shareholders’ equity	52,640	91,740	102,326

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, decreased to $6.4 million at December 31, 2004, compared to $18.7 million at December 31, 2003. During the year ended December 31, 2004, the Corporation raised $46.8 million in equity, net of share issue costs. The decrease in the outstanding cash balance resulted from the repayment of outstanding debt in the amount of $15.5 million in 2004 as well as the use of cash to fund operations in excess of that generated from sales. The Corporation is in the process of attempting to raise additional funds for working capital purposes.

SR Telecom currently does not have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its cash requirements. Accordingly, the Corporation will have to refinance or roll over all or part of its existing debt on or prior to April 22, 2005. SR Telecom intends to raise additional working capital in conjunction with its plan to refinance its existing debt. If the Corporation is unable to obtain additional working capital to fund operations, it could significantly impact its ability to continue as a going concern and the Corporation may be obliged to seek protection from its creditors.

Accounts Receivable

The trade receivables decrease of $25.6 million during the year to $53.1 million at December 31, 2004 from $78.7 million at December 31, 2003, results substantially from the collection of outstanding receivables in Asia during the year as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also, contributing to the decrease is a decline in sales volume during the year.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties are currently entering the discovery process. Concurrently, SR Telecom is in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Inventory

The inventory balance increased by $11.5 million to $59.5 million at December 31, 2004, from $48.0 million at December 31, 2003. This increase was partially due to the inclusion of a US$4.0 million purchase of inventory on the settlement with Solectron in the latter part of 2004. Also, in anticipation of upcoming sales orders that were expected in the fourth quarter, the Corporation acquired materials to be able to deliver on these orders. However, due to delays in the receipt of orders and delays in shipments, such orders were not shipped or did not arrive at their destinations by December 31, 2004. The Corporation expects that the inventory balance will decrease as orders are received and revenues recognized on the delayed shipments. The Corporation further expects to continue to reduce inventory balances as orders are received on the large frame contracts which are still pending.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing future income tax assets and non-refundable federal investment tax credits in its Canadian operations as the Corporation could no longer support the addition of tax related assets on its balance sheet. During the fourth quarter of 2004, as a result of the Corporation’s determination that there is insufficient evidence of reasonable assurance with respect to the utilization of the federal investment tax credits, it was determined that investment tax credits in the amount of $4.2 million may not be realized within the remaining life, resulting in a charge to research and development expenses.

To use the recorded investment tax credits of $13.1 million at December 31, 2004, future taxable income from operations or tax planning strategies of approximately $42.0 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 5 to 9 years.

As a result of the continued losses and significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance in the amount of $21.8 million on all the future income tax assets was appropriate.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to U.S. dollar letters of credit that are pledged against the US operating lease, performance and bid bonds that support the Corporation’s contracting activities and portion of interest on the US notes payable.

Intangible Assets

The intangible assets included on the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $3.2 million for the year ended December 31, 2004, compared to $1.0 million for the year ended December 31, 2003. These relate principally to existing network upgrades and enhancements. The Corporation is also progressing with the urban line initiative in Chile. Wireless Products additions were $3.0 million in 2004, which related to ongoing capital requirements. Wireless Products additions were $4.7 million in 2003, excluding the assets acquired in the Netro acquisition, and were related predominantly to the shift asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

During the twelve-month period ended December 31, 2004, SR Telecom’s operating line of credit was renewed at a reduced amount of $3.0 million. The Corporation repaid its operating line of credit in full and cancelled the facility in 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Liabilities

Trade payables and accrued liabilities decreased to $55.7 million at December 31, 2004, from $59.4 million at December 31, 2003. The amount of trade payables is higher than normal in relation to SR Telecom’s current level of operations.

Customer advances decreased to $1.9 million as at December 31, 2004, from $4.2 million at December 31, 2003. The decrease is largely attributable to reduced sales in the current year and the finalization of several existing turnkey contracts.

Long-Term Debt and Shareholders’ Equity

Long-Term Liability

As at December 31, 2004, the long-term liability was $1.8 million, which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability is a reflection of the effects of foreign exchange.

Lease Liability

The lease liability decreased to $8.6 million at December 31, 2004, from $12.8 million at December 31, 2003. The liability, composed of a long-term portion of $3.6 million and a short-term portion of $5.0 million, arose on the assumption of Netro’s operating lease for its San Jose, California office, which is vacant. The lease obligation was originally recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue. At the end of 2004, the Corporation does not expect to be able to sub-lease these premises in the near term, and as a result, increased the liability by $1.6 million by eliminating the effect of the expected sub-lease revenue. The decrease in the liability during the year relates to the monthly payments under the operating lease offset by the increase that occurred with the elimination of the sub-lease revenue.

Long-Term Debt

The Corporation has not complied with a covenant included in both the debenture trust indenture and the notes payable agreements, which requires the maintenance of a minimum shareholder’s equity of $90 million, unless a waiver is received from the debenture holders and the lenders or the breach of covenant is cured within 30 days following the receipt of a notice of the event of default from the trustees and the lenders, the debentures and the notes payable would be immediately due and payable.

SR Telecom’s debentures are unsecured and bear interest at 8.15%, payable semi-annually. The balance of the debentures is due in a bullet payment at maturity on April 22, 2005. The Corporation is considering its options for the refinancing of these debentures. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations. During the end of 2003, the Corporation repurchased $4.0 million of the debentures as a means to reduce the debt.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of December 31, 2004, a principal amount of US$29.5 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008. Currently, the lenders would have full recourse against SR Telecom for the complete amount of the loans, if performance, financial performance and financial position covenants were not met. While CTR and SR Telecom have not met all of these covenants, default on the covenants has been waived by the lenders until March 31, 2005. Subsequently, on March 30, 2005, CTR’s lenders agreed to extend the waiver until April 22, 2005. As the waiver period does not extend for a full year subsequent to December 31, 2004, the total amount of the notes has been recorded as a current liability in the consolidated financial statements as at December 31, 2004. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived until the balance of the amounts outstanding is either repaid or refinanced, provided that the debentures are repaid, refinanced or that the maturity date is extended. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom’s public debentures, which means that all amounts could be declared due and immediately payable.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following table outlines the cash payments due with respect to SR Telecom's contractual cash obligations:

Payments due by:

Contractual Obligations	2005	2006	2007	2008	2009	Thereafter	Total
Debentures	71,000	-	-	-	-	-	71,000
Long-term debt	35,585	-	-	-	-	-	35,585
Lease liability	5,043	3,577	-	-	-	-	8,620
Capital lease obligations	95	79	78	78	25	-	355
Purchase commitments	14,774	-	-	-	-	-	14,774
Operating lease obligations	4,636	2,602	2,083	1,316	725	152	11,514
Total	131,133	6,258	2,161	1,394	750	152	141,848

       The purchase commitments as at December 31, 2004 relate primarily to open purchase orders with suppliers for components, for current and expected sales in 2005.

Shareholder’s Equity

(in 000’s)	December 31,	December 31,
	2004	2003
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,132 common shares (10,467,283 in 2003)	219,653	180,866
3,924,406 warrants (352,941 in 2003)	13,029	1,815
Contributed Surplus	519	-

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All per share amounts in the MD&A have been restated to reflect the share consolidation on a retroactive basis.

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40.0 million. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4.0 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6.0 million. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds of $50.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $38.8 million was allocated to the common shares and $11.2 million to the warrants. The fair value of the warrants was determined using the Black-Scholes Option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The underwriting commissions and other expenses amounted to $3.2 million relating to the public offering and private placement. These share issue costs were charged to deficit.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

In 2003, the Corporation also closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 2008. The securities were subject to a four-month hold period under the applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

The gross proceeds of $6.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $4.2 million was allocated to the common shares and $1.8 million to the warrants.

SR Telecom had an Employee Stock Purchase Plan, a Directors’ Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. During the year ended December 31, 2004, no common shares were issued under the Directors’ Share Compensation Plan. The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004. For the year ended December 31, 2003, stock issued under the first two plans totaled 88,710 for consideration of $0.7 million.

As at December 31, 2004, the Corporation’s outstanding number of stock options is 406,580 where 168,940 stock options are exercisable.

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, where compensation expense is now recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment has been applied retroactively without restatement of prior periods. This resulted in a charge to opening deficit of $0.3 million with a corresponding credit to contributed surplus at January 1, 2004. For the year ended December 31, 2004, compensation expense of $0.2 million was included in operating expense in the statement of operations.

Contingencies

Refer to note 24 to the accompanying annual audited consolidated financial statements for a full description of the Corporation’s outstanding contingencies.

Off-Balance Sheet Arrangements

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation entered into forward contracts in 2003 as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. During the current year, SR Telecom sold its US $2.0 million forward contract. The change in market value of this contract from the date of purchase to expiry date in March 2004 resulted in a realized foreign exchange gain of $0.2 million recorded in the consolidated statement of operations. The Corporation had not entered into other forward contracts in 2004.

The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

  Refer also to note 24 and 27 to the accompanying annual audited consolidated financial statements for a full description of the Corporation’s guarantees and derivative financial instruments, respectively.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

In July 2001, the Corporation issued 8,000 common shares to senior officers. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum.

Cash Flows

For the year ended December 31, 2004, cash flows used in operations totaled $41.2 million as compared to $44.0 million for the year ended December 31, 2003. This is primarily the result of lower revenues resulting in increased operating losses offset by the gain on sale of a long-term investment and a gain on the settlement of the claim with Solectron along with a decrease in non-cash working capital items, in particular the outstanding accounts receivable.

For the year ended December 31, 2004, cash flows from financing activities totaled $31.3 million as compared to a use of $14.1 million for the year ended December 31, 2003. The cash inflows reflect $46.8 million in net proceeds from the issue of shares and warrants, offset by $15.5 million in debt repayments. For 2003, the cash outflow reflects debt repayments offset by the proceeds on the private placement.

For the year ended December 31, 2004, cash inflows from investing activities totaled $6.1 million as compared to $46.2 million for the year ended December 31, 2003. The decrease in the cash inflow in 2004 resulted from the net cash acquired on acquisition of Netro Corporation in 2003 and the sale of short-term investments during the year to fund operations.

New accounting recommendations

Financial Instruments - Disclosure and Presentation

The CICA recently issued revisions to section 3860 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities. These revisions come into effect on January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

Financial Instruments - Recognition and Measurement

The CICA recently issued section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions like loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation will evaluate the impact of this section on consolidated financial statements on January 1, 2007.

Hedges

The CICA recently issued section 3865 of the CICA Handbook, “Hedges”. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations.  It makes sure that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation will evaluate the impact of this section on consolidated financial statements on January 1, 2007.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidation of Variable Interest Entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation’s results from operations or financial position.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783